Exhibit D
Consent of Independent Auditors
We hereby consent to the inclusion in this Annual Report on Form 40-F and the incorporation by reference in the registration statement on Form F-3 (File No. 333-141290) of Fording Canadian Coal Trust, of our report dated March 11, 2008 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 40-F.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Calgary, Alberta, Canada
Date: March 14, 2008